Third Quarter Report
September 30, 2009

Oncolytics Biotech Inc.
TSX:ONC
NASDAQ:ONCY

Third Quarter Report

For the quarter ended September 30, 2009

Transitioning to a Late-Stage Clinical Program
Subsequent to quarter end we took a major step forward by reaching an agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) process for the design of a Phase III trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers.  This announcement signals our transition to a late-stage development company. We are currently working through the final trial logistics with a number of participating centres, as well as other third parties, in preparation to enroll our first patient.

Oncolytics is the first company to reach an agreement with the FDA on a Phase 3 trial design for an intravenously-administered oncolytic virus under the SPA process.  This means that data from this Phase III trial may be used to support a Biologics License Application, or BLA for REOLYSIN. This is a significant step for this now first-in-class agent. Further, the SPA provides guidance on the development of REOLYSIN in other cancer indications, which will be helpful as we move toward filing additional Phase 3 protocols with the FDA.

During the quarter, we continued to advance REOLYSIN through our existing clinical program.  In July, we completed enrolment in our U.K. Phase I/II clinical trial using the combination of REOLYSIN with paclitaxel and carboplatin in advanced head and neck cancer patients.  The interim results of this trial, announced in the spring of 2009, demonstrated that of 12 head and neck patients evaluable for clinical response, five had experienced a partial response (PR) and four had experienced stable disease (SD) ranging from two to six months, for a clinical benefit rate of 75%.  Updated results from this trial are expected in the fourth quarter.

In September, we announced that patient enrolment had started in a U.S. Phase 2 clinical trial examining REOLYSIN in combination with paclitaxel and carboplatin for patients with metastatic melanoma.  The trial is being sponsored by the Cancer Therapy and Research Center at the University of Texas Health Science Centre, San Antonio under a clinical trial agreement that allows for up to five, Phase 2 trials using REOLYSIN in combination with various chemotherapies.

Manufacturing Milestones Reached
The advancement of our clinical and manufacturing programs in step remains a high priority for us and in the third quarter, we announced that we had completed development of the lyophilized (freeze-dried) formulation development program for REOLYSIN.  Lyophilized product is a standard end-use formulation for widespread commercial use.

In addition, we successfully completed an initial 100-litre production run of REOLYSIN under cGMP conditions.  With the expected initiation of our first Phase 3 trial and the ongoing requirements of our expanding Phase 2 program, keeping pace with the manufacturing demands for REOLYSIN continues to be critical to our success.

Warrant Exercise Strengthens Cash Position
The appreciation in our share price in the third quarter triggered the acceleration of the expiry dates for multiple series of warrants issued in 2008 and 2009. The accelerated expiry and exercise of those warrants issued on December 5, 2008, and those warrants amended December 18, 2008, as well as those issued on May 13, 2009, generated proceeds of approximately $14.9 million.

Oncolytics’ improved balance sheet and later stage clinical program leave us well positioned to generate additional value for shareholders in the quarters ahead. Our primary focus in the near term is the initiation of enrollment in our Phase III clinical trial and advancement of our growing Phase II program, and we will provide updates on our progress on both these fronts in the quarters ahead.

Brad Thompson, PhD
President and CEO
November 4, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech Inc. as at and for the three and nine months ended September 30, 2009 and 2008, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2008.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation.  Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2009 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our activities on the development of REOLYSIN®, our potential cancer therapeutic.  We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development.  We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the development stage should generally be regarded as speculative.  It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful.  There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations.  Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including our ability to obtain appropriate product liability insurance.  There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

See also “RISK Factors Affecting Future Performance” in our 2008 MD&A.

REOLYSIN ® Development Update for the Third Quarter of 2009

We continue to develop our lead product REOLYSIN® as a potential cancer therapy.  Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products.  In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.

Clinical Trial Program

We began the third quarter of 2009 with 10 Oncolytics’ sponsored clinical trials in varying stages of patient enrollment, two clinical trials sponsored by the American National Cancer Institute (“NCI”) and one by the University of Leeds, and a clinical trial research collaboration with the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”) for up to five clinical trials (the “CTRC Collaboration”).

During the third quarter of 2009, we completed patient enrollment in our U.K. Phase 2 REOLYSIN® in combination with paclitaxel/carboplatin clinical trial for the treatment of head and neck cancer.  As well, CTRC commenced enrollment in a U.S. Phase 2 clinical trial with REOLYSIN® in combination with paclitaxel/carboplatin for the treatment of melanoma cancer.  This trial is the first clinical trial under our CTRC Collaboration.

We exited the third quarter of 2009 with eight actively enrolling clinical trials.  Four are sponsored by us and the other four are being sponsored by the NCI, the University of Leeds, and the CTRC.  We also continued to progress through the process of obtaining approval to commence a Phase 3 clinical trial.  On October 2, 2009, we reached an agreement with the U.S. Food and Drug Administration (“FDA”) under the Special Protocol Assessment (“SPA”) process for the design and commencement of our Phase 3 trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers (see “Recent Developments”).

Clinical Trials – Completed Enrollment and Interim Results

U.K. Phase II Component of Phase I/II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial

During the third quarter of 2009, we completed the Phase II component of our U.K. Phase I/II trial of REOLYSIN® combined with paclitaxel/carboplatin for patients with advanced cancers. The principal investigators for the trial were Dr. Kevin Harrington of The Institute of Cancer Research, London, England, and Dr. Geoff Hall of St. James’s Institute of Oncology, Leeds.  A total of 30 patients were treated, including 23 head and neck cancer patients. Of these head and neck patients, 17 patients had been treated in the Phase II portion of the trial.

Eligible patients in the Phase II portion of the trial included those with advanced or metastatic head and neck cancers that were refractory to standard therapy or for which no curative standard therapy exists.  Interim results reported in March 2009 demonstrated that of 12 head and neck patients evaluable for clinical response, five had experienced a partial response and four had experienced stable disease ranging from two to six months, for a clinical benefit rate of 75%.

Clinical Trials – CTRC Research Collaboration

U.S. Phase II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial for Metastatic Melanoma Cancer

During the third quarter of 2009, the first clinical trial of our five clinical trial research collaboration with the CTRC commenced enrollment.  This trial is a U.S. Phase II clinical trial using REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic melanoma. The Principal Investigator is Dr. Devalingam Mahalingam, M.D., Ph.D., MRCP(UK), MRCP(I), clinical investigator in GI/thoracic oncology and drug development at the CTRC.

This trial is a single arm, open-label, Phase II study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. It is anticipated that up to 43 patients will be treated in the study.   Eligible patients include those with metastatic, malignant melanoma who have failed one or more prior therapies, or those who are not considered to be a candidate for standard, first-line treatment.

The primary objective of this trial is to measure the objective response rate (partial response (“PR”) and complete response (“CR”) to the treatment combination. The secondary objectives are to assess progression-free survival (“PFS”) and overall survival (“OS”) for the treatment regimen in the study population, to assess disease control rate (CR + PR + stable disease) and duration in the study population, and to assess the safety and tolerability of the combination treatment.

Collaborative Program

Publications

On September 22, 2009, research led by Prof. Hardev Pandha of the Royal Surrey County Hospital, U.K., was published in the online version of Clinical Cancer Research. The paper is entitled “Synergistic Effects of Oncolytic Reovirus and Cisplatin Chemotherapy in Murine Malignant Melanoma.”

The research demonstrated that the innate cancer killing activity of reovirus can be enhanced with a variety of commonly available therapeutic agents in models of malignant melanoma. Further, this work demonstrated that the combination of reovirus with cisplatin had the ability to nearly abrogate the production of inflammatory cytokines by the tumor cells, which is believed to augment virus replication in the tumor and improve its anti-cancer activity.

Manufacturing and Process Development

During the third quarter of 2009, we completed the fill and packaging of our first 100 litre cGMP production run.

Intellectual Property

During the third quarter of 2009, one U.S. patent (#7,582,289) entitled “Viruses for the Treatment of Cellular Proliferative Disorders” was issued.  The patent claims cover methods of using modified parapoxvirus orf virus to treat Ras-mediated cancers.  At the end of the third quarter of 2009, we had been issued over 200 patents including 32 U.S. and 11 Canadian patents as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Financing Activity

$1.80 Warrants

During the third quarter of 2009, we received proceeds from the exercise of our $1.80 warrants of $0.3 million for total proceeds received over the nine month period ending September 30, 2009 of $0.6 million.  As well, towards the end of the third quarter of 2009 and in accordance with the terms of the warrant indenture and the broker warrant certificates issued in December 2008, we provided the required written notice to holders of such warrants that the expiry date had been accelerated to the close of business on Friday, October 23, 2009.

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our common shares (the “Common Shares”) on the Toronto Stock Exchange exceeded $2.50 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on September 18, 2009, the 10-day volume-weighted average trading price of the Common Shares exceeded $2.50 and we elected to accelerate the exercise date to October 23, 2009, the date of our news release.

On October 23, 2009, all of our $1.80 warrants were exercised.  We received total proceeds of $5,823,000 in 2009 of which $5,201,640 was received subsequent to the end of the third quarter of 2009.

$2.40 Warrants

On October 2, 2009, in accordance with the terms of the warrant indenture for those warrants issued on May 13, 2009, and in accordance with the terms of the broker warrant certificates for the broker warrants issued on May 13, 2009, we provided the required written notice to holders of such warrants that the expiry date has been accelerated to the close of business on Monday, November 2, 2009.

Under the terms of the warrant indenture and the broker warrant certificates, if the 10-day volume-weighted average trading price of our Common Shares on the Toronto Stock Exchange exceeded $3.35 per Common Share, then, at any date subsequent to this date, at our sole discretion and upon sending the holder written notice of such accelerated exercise date and issuing a news release announcing such accelerated exercise date, the expiry date of the warrant shall be the day that is 30 days following the later of (i) the date on which such notice is sent to the holder; and (ii) the date on which such announcement is made by news release. As of the close of business on October 2, 2009, the 10-day volume-weighted average trading price exceeded $3.35 and we elected to accelerate the exercise date to November 2, 2009.

On November 2, 2009, all of our $2.40 warrants were exercised.  We received total proceeds of $9,108,000 in 2009 of which $9,103,200 was received subsequent to the end of the third quarter of 2009.

Financial Impact

In July 2009, we estimated that our full year cash requirement for 2009 would be $16,000,000.  This included our planned baseline activity, additional operating activity approved as a result of the $8.3 million raised in the first half of 2009, and an expected reduction in our trade payable balances.

Our cash usage for the nine month period ending September 30, 2009 was $12,245,837 from operating activities which included net cash usage from non-cash working capital of $1,517,967 and $4,674 for the purchases of capital assets.  Our cash usage for the nine month period of 2009 is in line with our expanded operating activities.  We now expect to complete enrollment in our own sponsored trials in 2009 except our non-small cell lung cancer and head and neck co-therapy trials which are expected to enroll into 2010.  Our net loss for the nine month period ending September 30, 2009 was $10,986,395.  We now expect to exit 2009 with approximately $20.0 million of cash after taking into account our planned activity along with total proceeds received in the fourth quarter of 2009 from the exercise of warrants of $14.3 million (see “Liquidity and Capital Resources”).

Cash Resources

We exited the third quarter of 2009 with cash resources totaling $9.7 million (see “Liquidity and Capital Resources”).

Expected REOLYSIN® Development for the Remainder of 2009

We have set out our planned development for REOLYSIN® in 2009 into separate levels of activity.  Our planned base level of activity in 2009 continues to include the completion of the remainder of those clinical trials which we sponsor except for our U.S. Phase 2 non-small cell lung cancer and head and neck cancer co-therapy trials which are expected to enroll into 2010.  We also continue to plan and prepare for the commencement of enrollment in our U.S. Phase 3 head and neck co-therapy trial which is expected to occur in the first half of 2010.  Our manufacturing program for the remainder of 2009 includes a second 100-litre cGMP production run and the associated fill, labeling, and packaging activities along with process validation studies.

Recent Developments

Special Protocol Assessment

On October 2, 2009 we reached an agreement with the FDA under the SPA process for the design and commencement of our Phase 3 trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers. The SPA is an agreement between Oncolytics and the FDA that the design and planned analyses of the Phase 3 study is adequately designed to provide the necessary data, that depending upon outcome, could support a license application submission for REOLYSIN®.

As specified in the SPA, the randomized, two-arm, double-blind, multicentre, two-stage, adaptive Phase 3 trial will assess the intravenous administration of REOLYSIN® with the chemotherapy combination of paclitaxel and carboplatin versus the chemotherapy alone in patients with metastatic or recurrent squamous cell carcinoma of the head and neck, or squamous cell cancer of the nasopharynx, who have progressed on or after prior platinum-based chemotherapy. All patients will receive treatment every three weeks (21 day cycles) with paclitaxel and carboplatin and will also receive, on a blinded basis, either intravenous placebo or intravenous REOLYSIN®. All dosing takes place in the first five days of each cycle with all patients receiving standard intravenous doses of paclitaxel and carboplatin on day one only, and on days one through five, either intravenous placebo or intravenous REOLYSIN® at a dose of 3x1010 TCID50. Patients may continue to receive the trial combination therapy for up to eight, 21-day cycles and, thereafter, blinded placebo or blinded REOLYSIN® until the patient has progressive disease or meets other criteria for removal from the trial.

The primary endpoint for the trial is overall survival (“OS”); secondary endpoints include PFS, objective response rate (complete response (CR) + partial response (PR)) and duration of response, and safety and tolerability of REOLYSIN® when administered in combination with paclitaxel and carboplatin. The first stage of the trial is non-adaptive, and is designed to enroll 80 patients. The second stage is adaptive, and is designed to enroll between 100 and 400 patients with the most probable statistical enrolment being 195 patients in this stage. This adaptive trial design allows frequent data evaluation to determine if the probability of reaching a statistically significant endpoint has been achieved.

The decision to pursue a Phase 3 trial in head and neck cancers was predicated on positive results seen in the Company’s U.K. Phase 1 and Phase 2 combination REOLYSIN® and paclitaxel/carboplatin clinical trials, as well as significant preclinical work demonstrating synergy in combination with taxane or platinum-based drugs.

THIRD QUARTER RESULTS OF OPERATIONS
(for the three months ended September 30, 2009 and 2008)

Net loss for the three month period ending September 30, 2009 was $2,693,992 compared to $4,140,832 for the three month period ending September 30, 2008.

Research and Development Expenses (“R&D”)

	$2009	$2008
Clinical trial expenses	536,168	1,475,915
Manufacturing and related process development expenses	431,405	632,594
Intellectual property	217,668	265,700
Pre-clinical trial and research collaboration expenses	132,262	218,929
Other R&D expenses	636,864	617,156
Research and development expenses	1,954,367	3,210,294

Clinical Trial Program

	$2009	2008
Clinical trial expenses	536,168	1,475,915

During the third quarter of 2009, our clinical trial expenses decreased to $536,168 compared to $1,475,915 for the third quarter of 2009.  We continued to complete patient enrollment and patient re-treatments in our Phase 2 clinical trial program during the third quarter of 2009.  As well, in the third quarter of 2009, we incurred grant costs associated with our clinical trial research collaboration with the CTRC.  At the end of the third quarter of 2009, we had three Oncolytics’ sponsored trials enrolling patients compared to nine clinical trials enrolling at the end of the third quarter of 2008.

Manufacturing & Related Process Development (“M&P”)

	$2009	$2008
Product manufacturing expenses	378,041	632,594
Process development expenses	53,364	—
Manufacturing and related process development expenses	431,405	632,594

During the third quarter of 2009, our M&P expenses decreased to $431,405 compared to $632,594 for the third quarter of 2008.

In the third quarter of 2009, we completed the fill and packaging process of the 100 litre cGMP production run that was completed at the end of the second quarter of 2009.  In the third quarter of 2008 we completed the 40-litre production run that had commenced at the end of the second quarter of 2008.

Our process development expenses for the third quarter of 2009 were $53,364 compared to $nil for the third quarter of 2008.  In the third quarter of 2009, we continued with our process validation studies.  In the third quarter of 2008, our process development expenses were focused on planning the studies required to obtain a commercial scale manufacturing process.  These studies included 100-litre scale up and technology transfer activities along with validation, stability and lyophilization studies which were entered into after the third quarter of 2008

Intellectual Property Expenses

	$2009	$2008
Intellectual property expenses	217,668	265,700

Our intellectual property expenses for the third quarter of 2009 were $217,668 compared to $265,700 for the third quarter of 2008.  The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the third quarter of 2009, we had been issued over 200 patents including 32 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaborations

	$2009	$2008
Research collaboration expenses	132,262	218,929

During the third quarter of 2009, our research collaboration expenses were $132,262 compared to $218,929.  Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.  During the third quarters of 2009 and 2008, we continued to selectively enter into additional collaborations and also incurred costs associated with collaboration studies that were already ongoing.

Other Research and Development Expenses

	$2009	$2008
R&D consulting fees	102,697	29,462
R&D salaries and benefits	463,578	474,481
Other R&D expenses	70,589	113,213
Other research and development expenses	636,864	617,156

During the third quarter of 2009, our other research and development expenses remained consistent with the third quarter of 2009.  We incurred additional R&D consulting costs in the third quarter of 2009 compared to the third quarter of 2008 relating to our Special Protocol Assessment and U.S. Phase 3 filings that did not occur in the third quarter of 2008.

Operating Expenses

	$2009	$2008
Public company related expenses	365,245	548,772
Office expenses	370,779	331,666
Operating expenses	736,024	880,438

During the third quarter of 2009, our public company related expenses were $365,245 compared to $548,772 for the third quarter of 2008.  In the third quarter of 2009, our public company related expenses declined compared to the third quarter of 2009.  Specifically our investor relations activity, transfer agent and listing fees, and related travel costs decreased.  As well, in the third quarter of 2008, we incurred professional fees associated with the expansion of our corporate structure that were not incurred in the third quarter of 2009.

YEAR TO DATE RESULTS OF OPERATIONS
(for the nine months ended September 30, 2009 and 2008)

Net loss for the nine month period ending September 30, 2009 was $10,986,395 compared to $12,789,735 for the nine month period ending September 30, 2008.

Research and Development Expenses (“R&D”)

	$2009	$2008
Clinical trial expenses	2,961,045	4,152,150
Manufacturing and related process development expenses	2,120,642	2,420,643
Intellectual property expenditures (1)	766,995	934,754
Pre-clinical trial and research collaboration expenses	323,695	301,870
Other R&D expenses	1,833,855	1,841,178
Research and development expenses	8,006,232	9,650,595

Clinical Trial Program

	$2009	$2008
Clinical trial expenses	2,961,045	4,152,150

During the nine month period ending September 30, 2009, our clinical trial expenses were $2,961,045 compared to $4,152,150 for the nine month period ending September 30, 2008.  During this period of 2009, we continued to complete patient enrollment and re-treatments in our Oncolytics’ sponsored clinical trials and exited the third quarter of 2009 with four enrolling trials compared to nine enrolling trials at the end of the third quarter of 2008.  As well, we incurred grant costs associated with our clinical trial research collaboration with the CTRC that was not incurred during this period of 2008.

We expect to complete enrollment in our clinical trials in 2009 except for our Phase 2 non-small cell lung cancer, our U.S. Phase 2 head and neck cancer and U.S. Phase I/II recurrent malignant gliomas clinical trials which will continue to enroll into 2010.  We also expect, during the remainder of 2009, to incur start up related costs for our recently approved Phase 3 head and neck cancer co-therapy trial along with clinical trial support costs for our various clinical trial collaborations with the NCI, the CTRC and the University of Leeds.  However, we still expect our clinical trial expenses to decrease compared to 2008.

Manufacturing & Related Process Development (“M&P”)

	$2009	$2008
Product manufacturing expenses	1,814,073	2,337,612
Process development expenses	306,569	83,031
Manufacturing and related process development expenses	2,120,642	2,420,643

Our M&P expenses for the nine month period ending September 30, 2009 were $2,120,642 compared to $2,420,643 for the nine month period ending September 30, 2008.

During the nine month period ending September 30, 2009, we completed the production and fill of our first 100-litre production run under cGMP conditions.  We also continued to vial, label and package product from our 40-litre runs produced in 2008 for shipment to our clinical sites.  During the nine month period ending September 30, 2008, we transferred, completed, filled and packaged two 40-litre cGMP production runs of REOLYSIN®.

Our process development expenses for the nine month period ending September 30, 2009 were $306,569 compared to $83,031 for the nine month period ending September 30, 2008.  During this nine month period of 2009, our process development activity was focused on developing a lyophilization formulation plan which was completed in the second quarter of 2009 and we commenced validation studies that are part of our path to registration.  During the same period of 2008, we were focused on 100-litre scale up studies and had commenced lyophilization studies.

Our manufacturing activity is a function of our clinical trial program and validation requirements in the preparation for commercial activity.  With the additional clinical trial research collaborations entered into over the course of 2009 along with our existing Phase 2 and recently approved Phase 3 clinical trials we will need additional REOLYSIN®.  We have scheduled an additional 100-litre production run for the fourth quarter of 2009, to ensure that we have sufficient product to commence our pivotal trial program and supply our other clinical activity.  As a result our M&P costs are now expected to be higher in 2009 compared to 2008.

Research Collaborations

	$2009	$2008
Research collaboration expenses	323,695	301,870

During the nine month period ending September 30, 2009, our research collaboration expenses were $323,695 compared to $301,870 for the nine month period ending September 30, 2008.  Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.  For the nine month period ending September 30, 2009, we continued to complete the collaborative agreements we had entered into in 2008 and have selectively entered into additional research collaborations.  For the same period of 2008, we were entering into new collaborations and had fewer carry over from 2007.

We now expect that our research collaboration expenses will be lower compared to 2008.

Intellectual Property Expenditures

	$2009	$2008
Intellectual property expenditures	766,995	934,754

Our intellectual property expenses for the nine month period ending September 30, 2009 were $766,995 compared to $934,754 for the nine month period ending September 30, 2008.  The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the third quarter of 2009, we had been issued over 200 patents including 32 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

We expect that our intellectual property expenditures for 2009 will be lower than 2008.

Other Research and Development Expenses

	$2009	$2008
R&D consulting fees	260,884	123,208
R&D salaries and benefits	1,385,727	1,401,928
Other R&D expenses	187,244	316,042
Other research and development expenses	1,833,855	1,841,178

During the nine month period ending September 30, 2009, the activity associated with our other research and development expenses remained consistent compared to the nine month period ending September 30, 2008.  We incurred additional R&D consulting costs during the nine month period ending September 30, 2009 compared to the same period of 2008 relating to activities in support of our SPA application and U.S. Phase 3 filings that did not occur in the third quarter of 2008.

We still expect that our Other R&D expenses will remain consistent with 2008.

Operating Expenses

	$2009	$2008
Public company related expenses	1,623,190	2,342,315
Office expenses	1,080,319	908,515
Operating expenses	2,703,509	3,250,830

During the nine month period ending September 30, 2009, our public company related expenses were $1,623,190 compared to $2,342,315 for the nine month period ending September 30, 2008.  During this period of 2009, our investor relations activity, transfer agent and listing fees, and related travel costs decreased.  As well, we did not incur the professional fees associated with the expansion of our corporate structure that were incurred in the first half of 2008.

During the nine month period ending September 30, 2009, our office expenses were $1,080,319 compared to $908,515 for the nine month period ending September 30, 2008.  During this period of 2009, we experienced an increase in professional fees associated with our business development activities along with incurring additional administrative costs associated with our expanded corporate structure.

Stock Based Compensation

	$2009	$2008
Stock based compensation	28,163	54,955

Stock based compensation for the nine month period ending September 30, 2009 was $28,163 compared to $54,955 for the nine month period ending September 30, 2008.  During this period of 2009 and 2008, we incurred stock based compensation associated with the vesting of options previously granted.

Commitments

As at September 30, 2009, we are committed to payments totaling $106,000 for activities related to manufacturing, clinical trial activity and collaborations.  All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2009			2008				2007
	Sept.	June	March	Dec.	Sept.	June	March	Dec.
Revenue	—	—	—	—	—	—	—	—
Interest income	3	4	17	66	98	174	180	265
Net loss (3)	2,694	4,335	3,958	4,760	4,141	5,255	3,394	4,117
Basic and diluted loss per common share(3)	$0.05	$0.09	$0.09	$0.11	$0.09	$0.09	$0.11	$0.10
Total assets(1), (4)	10,240	12,755	9,802	13,987	13,542	19,011	22,854	26,298
Total cash(2), (4)	9,655	11,983	9,292	13,277	9,813	9,751	14,636	25,214
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in total cash are cash and cash equivalents plus short-term investments.
(3)
Included in net loss and loss per common share between September 2009 and October 2007 are quarterly stock based compensation expenses of $7,982, $8,544, $11,637, $9,084, $17,339, $18,023, $19,593, and $396,278, respectively.

(4)	During 2009, we issued common shares for net cash proceeds of $8,628,701 (2008 – net cash proceeds of $3,462,909; 2007 – net cash proceeds of $12,114,294).
(5)	We have not declared or paid any dividends since incorporation.

Financing Activities

Acquisition of Inactive Private Company

During the nine month period ending September 30, 2009, we completed the acquisition of an inactive private company that had ceased operations in 2008.  The cash available from the private company, at the time of closing, was $2.13 million and we issued 1,875,121 common shares in our capital based on a previously determined exchange ratio of $1.69.  Net proceeds from this acquisition were $1,800,120.

Public Offering

During the nine month period ending September 30, 2009, we closed a public offering whereby we issued 3,450,000 units at $2.00 per unit for gross proceeds of $6.9 million.  Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one common share at an exercise price of $2.40 per share until October 23, 2009.  Net cash proceeds from this public offering were $6,112,746.

Exercise of Warrants

During the nine month period ending September 30, 2009, options (105,500) and warrants (347,200) were exercised for total cash proceeds of $737,524.

On October 23, 2009, we announced that pursuant to the provision of written notification on September 23, 2009, of the accelerated expiry of our $1.80 warrants issued on December 5, 2008, and those warrants amended on December 18, 2008, we had received total proceeds of $5,823,000 from the exercise of these warrants during 2009.  Of this amount, $5,201,640 was received subsequent to the end of the third quarter of 2009.

On November 3, 2009, we announced that pursuant to the provision of written notification on October 2, 2009, of the accelerated expiry of our $2.40 warrants issued on May 13, 2009, we had received total proceeds of $9,108,000 of which $9,103,200 was received subsequent to the end of the third quarter of 2009.

Investment Activities

Subsequent to the end of the third quarter of 2009, on October 20, 2009, we made an investment in British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer.  Oncolytics purchased all of the convertible preferred shares of BCBC in exchange for 200,000 common shares of Oncolytics. If converted to common shares, Oncolytics would own 10% of the outstanding BCBC common shares.  In addition, we obtained a right, under certain circumstances, to purchase the rights to BCBC’s oncology product which is entering Phase II studies for use in solid tumours. The purpose of the transaction is to gain access, at a future date, to a potential new oncology product. Beyond this transaction, we have no commitments for future program support to BCBC. None of our directors, officers, or related parties own shares in or have any commercial interests in BCBC.

Liquidity

	September 30, 2009 $	December 31, 2008 $

Cash and cash equivalents	9,654,719	7,429,895
Short-term investments	—	5,846,634
Working capital	6,904,565	9,008,408

The overall change in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $12,245,837 for the nine month period ending September 30, 2009 offset by the cash provided by our finance activities of $8,628,701.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection.  To date, we have funded our operations through the issue of additional capital via public and private offerings and acquisition of a private company.

Given the ongoing global financial market environment, our ability to continue to raise additional capital through public and private offerings may be impacted.  As a result, we set out our research and development plans for 2009 into various levels to ensure optimal use of our existing resources.  At the beginning of 2009, we estimated the cash requirements for our base level of research and development activity to be approximately $11,000,000.  Research and development activities considered to be outside of the base level are subject to our financing activities.

With the additional cash resources provided by our financing activities over the nine month period ending September 30, 2009 and the exercise of warrants subsequent to the third quarter of 2009, we have been able to expand our planned activities throughout 2009.  Additional clinical activities have included increasing patient enrollment in certain clinical trials, entering into clinical trial research collaborations, along with other related clinical activity.  Additional manufacturing activities have included the 100-litre production run that was completed in the second quarter of 2009, the requisite fill, label, and packaging of this 100-litre run, the initiation in the fourth quarter of 2009 of a second 100-litre production run and expanded process validation studies.  We estimate that the cost of this additional activity for 2009 will be approximately $4.5 million.  We also expect to reduce our accounts payable and accrued liabilities balance by at least $1.0 million when compared to the end of 2008.  As a result, our combined cash requirement for 2009 is expected to be approximately $16,000,000.

Despite the anticipated increase in our cash requirements for the remainder of 2009, we continue to manage our research and development plan to ensure optimal use of our existing resources.  Additional activities continue to be subject to additional financings and we believe we will have sufficient cash resources to fund our base level activity along with the commencement of enrollment in our Phase 3 head and neck pivotal trial through 2010.  Factors that will affect our anticipated cash usage in 2010 and for which additional funding might be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number and timing of manufacturing runs required to supply our clinical trial program and the cost of each run, and the level of collaborative activity undertaken.

During the nine month period ending September 30, 2009, we were able to raise funds through a public offering, the acquisition of a private company and through the exercise of existing warrants and options.  As well, we were able to raise funds in December 2008 through a public offering of units.  We have no assurances that we will be able to raise funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available.  As a result, we filed a base shelf prospectus on June 16, 2008 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units.  Establishing our base shelf provides us with additional flexibility when seeking additional capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  To date we have registered $10,875,000 under our shelf.

OTHER MD&A REQUIREMENTS

We have 56,662,469 common shares outstanding at November 4, 2009.  If all of our warrants (2,300,000) and options (3,604,393) were exercised we would have 62,566,862 common shares outstanding.

Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended September 30, 2009 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Consolidated Financial Statements

Oncolytics Biotech Inc.

September 30, 2009

Oncolytics Biotech Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at,

	September 30, 2009 $	December 31, 2008 $
ASSETS
Current
Cash and cash equivalents	9,654,719	7,429,895
Short-term investments	—	5,846,634
Accounts receivable	59,314	86,322
Prepaid expenses	306,926	179,668
	10,020,959	13,542,519
Capital assets	218,988	263,926
Intellectual property	—	180,750
	10,239,947	13,987,195
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	3,116,394	4,534,111

Shareholders' equity
Share capital
Authorized: unlimited number of common shares
Issued:49,608,569 (December 31, 2008 – 43,830,748) [note 8]	102,532,889	95,234,924
Warrants [note 8]	4,755,846	3,425,110
Contributed surplus [note 3]	13,377,964	13,349,801
Deficit [note 4]	(113,543,146)	(102,556,751)
	7,123,553	9,453,084
	10,239,947	13,987,195

See accompanying notes

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending September 30, 2009 $	Three Month Period Ending September 30, 2008 $	Nine Month Period Ending September 30, 2009 $	Nine Month Period Ending September 30, 2008 $	Cumulative from inception on April 2, 1998 to September 30, 2009 $
Revenue
Rights revenue	—	—	—	—	310,000
	—	—	—	—	310,000
Expenses
Research and development	1,954,367	3,210,294	8,006,232	9,650,595	82,538,009
Operating	736,024	880,438	2,703,509	3,250,830	27,540,534
Stock based compensation	7,982	17,339	28,163	54,955	4,797,007
Foreign exchange loss/(gain)	(16,793)	29,026	42,345	(20,059)	631,772
Amortization – intellectual property	—	90,375	180,750	271,125	3,615,000
Amortization – property and equipment	15,772	11,853	49,612	35,233	546,763
	2,697,352	4,239,325	11,010,611	13,242,679	119,669,085
Loss before the following:	2,697,352	4,239,325	11,010,611	13,242,679	119,359,085

Interest income	(3,360)	(98,493)	(24,216)	(452,944)	(6,558,221)
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Loss before income taxes	2,693,992	4,140,832	10,986,395	12,789,735	114,658,146
Future income tax recovery	—	—	—	—	(1,115,000)
Net loss and comprehensive loss for the period	2,693,992	4,140,832	10,986,395	12,789,735	113,543,146
Basic and diluted loss per share	0.05	0.10	0.23	0.31
Weighted average number of shares (basic and diluted)	49,465,849	41,180,748	46,942,128	41,180,748

See accompanying notes

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending September 30, 2009 $	Three Month Period Ending September 30, 2008 $	Nine Month Period Ending September 30, 2009 $	Nine Month Period Ending September 30, 2008 $	Cumulative from inception on April 2, 1998 to September 30, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(2,693,992)	(4,140,832)	(10,986,395)	(12,789,735)	(113,543,146)
Deduct non-cash items
Amortization – intellectual property	—	90,375	180,750	271,125	3,615,000
Amortization – property and equipment	15,772	11,853	49,612	35,233	546,763
Stock based compensation	7,982	17,339	28,163	54,955	4,797,007
Other non-cash items [note 5]	—	—	—	—	1,383,537
Net changes in non-cash working capital [note 5]	60,253	(1,217,916)	(1,517,967)	(35,573)	2,750,154
	(2,609,985)	(5,239,181)	(12,245,837)	(12,463,995)	(100,450,685)
INVESTING ACTIVITIES
Capital assets	(1,325)	(10,927)	(4,674)	(69,672)	(818,418)
Purchase of short-term investments	—	(62,435)	—	(314,631)	(49,416,864)
Redemption of short-term investments	—	9,813,364	5,846,634	18,813,364	48,998,380
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343
	(1,325)	9,740,002	5,841,960	18,429,061	1,760,043
FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	342,570	—	715,835	—	16,016,903
Proceeds from acquisition of private company [note 8]	—		1,800,120		1,800,120
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	(59,893)	—	6,112,746	—	52,390,953
	282,677	—	8,628,701	—	108,345,361
Increase (decrease) in cash and cash equivalents during the period	(2,328,633)	4,500,821	2,224,824	5,965,066	9,654,719
Cash and cash equivalents, beginning of the period	11,893,352	8,179,341	7,429,895	6,715,096	—
Cash and cash equivalents, end of the period	9,654,719	12,680,162	9,654,719	12,680,162	9,654,719

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2009

1.  INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company” or “we”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd.  On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics.  The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.  ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited financial statements.  The information as at and for the year ended December 31, 2008 has been derived from our annual audited financial statements.

The accounting policies used in the preparation of these interim consolidated financial statements conform to those used in the Company's most recent annual financial statements.

Future Accounting Changes

International Financial Reporting Standards

In 2006, The Canadian Institute of Chartered Accountants (the “CICA”) announced that accounting standards in Canada will converge with International Financial Reporting Standards (“IFRS”).  IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed.

In April 2008, the Accounting Standards Board in Canada published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The exposure draft makes possible the early adoption of IFRS by Canadian entities.

In June 2008, the Canadian Securities Administrators (“CSA”) published a staff notice that stated it is prepared to recommend exemptive relief on a case by case basis to permit a domestic Canadian issuer to prepare its financial statements in accordance with IFRS for a financial period beginning before January 1, 2011. The U.S. Securities and Exchange Commission (“SEC”) issued a final rule in January 2008 that would allow some foreign private issuers to use IFRS, without reconciliation to U.S. GAAP, effective for certain 2007 financial statements.

We have commenced the process to transition from current Canadian GAAP to IFRS.  Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2009

•
Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority.

•
Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority.  This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•
Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training.  At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

To date, we have finalized the scoping and diagnostic phase of our transition plan through a diagnostic assessment of the potential impact IFRS will have on our accounting policies.  Our diagnostic review identified differences and issues that may impact the Company which center primarily upon:

•	IFRS 1 – relates to the first time adoption and includes optional exemptions that must be considered
•	Financial statement presentation and certain disclosures
•	Income taxes
•	Impairment of long-lived assets including goodwill and intangibles
•	Stock based compensation

These differences exist based on Canadian GAAP and IFRS today.  The regulatory bodies that establish Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences that impact our consolidated financial statements in future years.

During 2009, we are examining the areas identified by our diagnostic review and commencing the impact analysis, evaluation and design phase of our transition plan.

3.      CONTRIBUTED SURPLUS

Amount $
Balance, December 31, 2007	10,376,962
Stock-based compensation	64,039
Expired warrants	2,908,800
Balance, December 31, 2008	13,349,801
Stock-based compensation	28,163
Balance, September 30, 2009	13,377,964

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2009

4.	DEFICIT
	September 30, 2009 $	September 30, 2008 $
Deficit, beginning of the year	102,556,751	85,006,547
Net loss for the nine month period	10,986,395	12,789,735
Deficit, end of the period	113,543,146	97,796,282

5.	ADDITIONAL CASH FLOW DISCLOSURE

Net Change in Non-Cash Working Capital

	Three Month Period Ended September 30, 2009 $	Three Month Period Ended September 30, 2008 $	Nine Month Period Ended September 30, 2009 $	Nine Month Period Ended September 30, 2008 $	Cumulative from inception on April 2, 1998 to September 30, 2009 $
Changes in:
Accounts receivable	43,345	(608)	27,008	32,194	(59,314)
Prepaid expenses	128,559	128,030	(127,258)	(47,397)	(306,926)
Accounts payable and accrued liabilities	(111,651)	(1,345,338)	(1,417,717)	(20,370)	3,116,394
Net change in non-cash working capital	60,253	(1,217,916)	(1,517,967)	(35,573)	2,750,154

Other Non-Cash Items	Three Month Period Ended September 30, 2009 $	Three Month Period Ended September 30, 2008 $	Nine Month Period Ended September 30, 2009 $	Nine Month Period Ended September 30, 2008 $	Cumulative from inception on April 2, 1998 to September 30, 2009 $
Foreign exchange loss	—	—	—	—	425,186
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)
	—	—	—	—	1,383,537

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2009

6.	CAPITAL DISCLOSURES

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.  We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multiyear plan annually for review and approval by our Board of Directors (the “Board”).  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multiyear plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared monthly and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On June 16, 2008, we filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Establishing the Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multiyear plan.  This Base Shelf expires on July 16, 2010 and, to date, we have registered $10,875,000 of Securities under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital.

7.  FINANCIAL INSTRUMENTS

Financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable.  As at September 30, 2009, there are no significant differences between the carrying values of these amounts and their estimated market values, due to the short-term nature of these financial instruments.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2009

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents.  We mitigate this risk through our investment policy that only allows investment of our excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short-term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K.  We mitigate our currency risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at September 30, 2009 are as follows:

	U.S. dollars $	British pounds £
Cash and cash equivalents	620,044	269,611
Accounts payable	(499,905)	(194,608)
	120,139	75,003

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in note 6 to the interim consolidated financial statements.

Accounts payable are all due within the current operating period.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2009

8.	SHARE CAPITAL

Authorized:

Unlimited number of no par value common shares
Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
Issued for cash pursuant to December 5, 2008 public offering(a)	2,650,000	3,127,000	2,915,000	946,050
Expired warrants			(1,920,000)	(2,908,800)
Warrants(b)			320,000	41,600
Share issue costs		(651,741)		
Balance, December 31, 2008	43,830,748	95,234,924	5,535,000	3,425,110
Issued for acquisition of private company (c)	1,875,121	2,113,275		
Issued for cash pursuant to May 13, 2009 public offering(d)	3,450,000	5,623,500	3,795,000	1,442,100
Exercise of stock options	105,500	89,675		
Exercise of warrants	347,200	737,524	(347,200)	(111,364)
Share issue costs		(1,266,009)		
Balance, September 30, 2009	49,608,569	102,532,889	8,982,800	4,755,846

(a)
Pursuant to a public offering, 2,650,000 units were issued at an issue price of $1.50 per unit for gross proceeds of $3,975,000.  Each unit included one common share (ascribed value of $1.18) and one common share purchase warrant (ascribed value of $0.32).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $1.80 per share until December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $651,741.  In addition, we issued 265,000 broker common share purchase warrants with an exercise price of $1.80 expiring on December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  The ascribed value of these broker warrants was $98,050 ($0.37 per broker warrant) and has been included in the share issue costs.  The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

On September 23, 2009, the acceleration provisions under the warrant indenture were met allowing us to accelerate the expiry date of these warrants to October 23, 2009.

(b)
On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600.  The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.  On September 23, 2009, the acceleration provisions under the warrant indenture were met allowing us to accelerate the expiry date of these warrants to October 23, 2009.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2009

(c)
On April 9, 2009, we completed our acquisition of an inactive private company pursuant to a plan of arrangement under the Business Corporations Act (Alberta).  We issued 1,875,121 common shares in exchange for all of the issued and outstanding securities of the private company.  The exchange ratio was at an agreed premium to the private company’s net cash per security at closing and was calculated using an ascribed value per common share of $1.69 (being the 20 day volume weighted average trading price of our common shares on the Toronto Stock Exchange up to and including March 2, 2009).  We have treated this acquisition as a financing transaction for accounting purposes and we have allocated the net cash from the private company to the value of the common shares we issued net of related transaction costs.  The private company had no other assets or liabilities.

(d)
Pursuant to a public offering, 3,450,000 units were issued at an issue price of $2.00 per unit for gross proceeds of $6,900,000.  Each unit included one common share (ascribed value of $1.63) and one common share purchase warrant (ascribed value of $0.37).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $2.40 per share until May 13, 2012 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $952,854.  In addition, we issued 345,000 broker common share purchase warrants with an exercise price of $2.40 expiring on May 13, 2012 subject to acceleration of the expiry date under certain circumstances.  The ascribed value of these broker warrants was $165,600 ($0.48 per broker warrant) and has been included in the share issue costs.  The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.  On October 2, 2009, the acceleration provisions under the warrant indenture were met allowing us to accelerate the expiry date of these warrants to November 2, 2009.

The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued:

2009

Risk-free interest rate	1.34%
Expected hold period to exercise	2.00
Volatility in the price of the Company’s shares	58.95%
Dividend yield	Zero

The following table summarizes our outstanding warrants as at September 30, 2009:
Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$1.80	3,235,000	—	345,200	—	2,889,800	1.98
$2.40	—	3,795,000	2,000	—	3,793,000	2.63
$3.50	2,300,000	—	—	—	2,300,000	0.40
	5,535,000	3,795,000	347,200	—	8,982,800

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

September 30, 2009

9.      SUBSEQUENT EVENTS

Exercises of Warrants

On October 23, 2009, all of our $1.80 warrants had been exercised and we received total proceeds of $5,823,000 in 2009 from these warrants of which $5,201,640 was received subsequent to the end of the third quarter of 2009.

On November 3, 2009, all of our $2.40 warrants had been exercised and we received total proceeds of $9,108,000 in 2009 from these warrants of which $9,103,200was received subsequent to the end of the third quarter of 2009.

Investment in Private Company

On October 20, 2009 we made an investment in British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer.  Oncolytics purchased all of the convertible preferred shares of BCBC in exchange for 200,000 common shares of Oncolytics. If converted to common shares, Oncolytics would own 10% of the outstanding BCBC common shares.  This investment will be treated as an investment recorded at cost for accounting purposes.

Shareholder Information

For public company filings please go to www.sedar.com or contact us at:

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com

Officers

Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Operating Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property

Directors

Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, CA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.